Exhibit 4 (c) (vii)

Dave Illingworth,

703 Grove Place

Orchid

Florida 32963

USA

10 February 2011

Dear Dave,

I am writing to confirm to you the details of your retirement arrangements with Smith & Nephew plc.

Notice Period

We accept your letter of resignation dated 10 February 2011, indicating your wish to retire on six months’ notice in accordance with the terms of your service contract on 10 August 2011. You will continue to be paid and receive benefits throughout your notice period. You will resign as a director of Smith & Nephew plc and from any other Group directorships you may hold on 14 April 2011. However, you will continue to be available to your successor, Olivier Bohuon during this period in an advisory capacity.

Bonus for 2011

At the end of the notice period, the Remuneration Committee intends to pay you a bonus in respect of the period worked in 2011.

Long Term Incentive Plans

You will be treated as a “good leaver” for the purpose of all long term incentive plans. Broadly speaking this means that all vested options are available for exercise for a period of 6 months following 10 August 2011. All unvested shares and options will vest pro rata subject to the length of time held on their existing vesting dates, subject to the performance conditions having been met. All shares awarded to you through the Deferred Bonus Plan will vest on 10 August 2011.

Healthcare Cover

You will be entitled to join the Group’s international healthcare cover programme as a retiree at your own cost.

Non-Compete Clause

You will be required to observe the terms of the non complete clause in your service contract, which shall apply up to 10 February 2012.

Continuing Consultancy Arrangement

Following the termination of your employment on 10 August 2011, Smith & Nephew plc will engage you in a consultancy arrangement under which you will continue to provide consultancy and advisory services to your successor, Olivier Bohuon on the basis of 5 days per calendar month for a fee of $90,000 per quarter up to 10 February 2012. In particular, it is expected that you will offer advice and support relating to the Group’s operations in China. You or Smith & Nephew plc shall be entitled to terminate this arrangement at any time on 30 days notice.

I would like to take this opportunity of thanking you on behalf of the whole Board for your service to the Company during your tenure as Chief Executive. We are disappointed that you will be leaving us, but fully understand your desire to return to the US with Silvia. You are leaving the Company in great shape for your successor with a very good set of results for 2010 behind you.

Yours sincerely,

By:	/s/ John Buchanan
Name:	Mr John Buchanan
Title:	Chairman

I agree to accept the terms of this letter

Dated: 10 February 2011

By:	/s/ Dave Illingworth
Name:	Mr Dave Illingworth